                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

              The Western Company of North America
                        (Name of Issuer)

             Common Stock, par value $.10 per share
                 (Title of Class of Securities)

                           958043 40 8
                         (CUSIP Number)

                       Marc Weitzen, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 21st Floor
                    New York, New York 10036
                         (212) 626-0800
  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        November 15, 1994
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  //.

Check the following box if a fee is being paid with the statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.  958043 40 8


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Chelonian Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /x/
                                                          (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC, OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               295,800

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               295,800

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          295,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.6%

14   TYPE OF REPORTING PERSON*
          CO

                          SCHEDULE 13D

CUSIP No. 958043 40 8


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Unicorn Associates Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /x/
                                                          (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               295,800

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               295,800

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          295,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.6%

14   TYPE OF REPORTING PERSON*
          CO

                          SCHEDULE 13D

CUSIP No. 958043 40 8


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ACF Industries, Incorporated

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /x/
                                                          (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New Jersey


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               295,800

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               295,800

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          295,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.6%

14   TYPE OF REPORTING PERSON*
          CO

                          SCHEDULE 13D

CUSIP No. 958043 40 8


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ACF Industries Holding Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /x/
                                                          (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               295,800

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               295,800

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          295,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.6%

14   TYPE OF REPORTING PERSON*
          CO

                          SCHEDULE 13D

CUSIP No. 958043 40 8


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Highcrest Investors Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /x/
                                                          (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               295,800

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               295,800

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          295,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.6%

14   TYPE OF REPORTING PERSON*
          CO

                          SCHEDULE 13D

CUSIP No. 958043 40 8


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Icahn Holding Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /x/
                                                          (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               295,800

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               295,800

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          295,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.6%

14   TYPE OF REPORTING PERSON*
          CO

                          SCHEDULE 13D

CUSIP No. 958043 40 8


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Riverdale Investors Corp., Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /x/
                                                          (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO, AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               1,183,150

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               1,183,150

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,183,150

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.5%

14   TYPE OF REPORTING PERSON*
          CO

                          SCHEDULE 13D

CUSIP No. 958043 40 8


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Carl C. Icahn

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /x/
                                                          (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               1,478,950

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               1,478,950

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,478,950

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.1%

14   TYPE OF REPORTING PERSON*
          IN

                 SCHEDULE 13D - AMENDMENT NO. 2

          The undersigned Registrants hereby amend their statement on Schedule 13D relating to the common stock, par value $.10 per share, of the Western Company of North America as set forth herein. Unless otherwise indicated, capitalized terms contained herein shall have the meaning ascribed to them in Registrants' prior statements on Schedule 13D.


Item 3.   Source and Amount of Funds or Other Consideration


          Item 3 is hereby amended to add the following:

          The aggregate purchase price of the 277,800 Shares purchased by Riverdale on November 15, 1994, including payment of commissions, was $4,836,984. Such Shares were purchased with borrowings pursuant to a margin account agreement with each of NFSC and Bear Stearns and a $10,000,000 line of credit facility provided to Riverdale by Highcrest.


Item 4.   Purpose of Transaction


          Item 4 is hereby amended to add the following:

     After the close of the market on November 15, 1994, Registrants had further conversations with representatives of BJ Services Company ("BJC") concerning the price contained in BJC's Proposal to the Issuer. Registrants attempted to convince BJC that the increased cash flow accruing as a result of the many synergies involved in an acquisition by BJC of the Issuer would be greater than BJC had projected, and therefore, the price contained in BJC's Proposal was inadequate and should be increased. There were no agreements, arrangements or understandings reached as a result of that conversation.

     On November 15, 1994, Registrants purchased shares of common stock of BJC in the open market. Registrants may make additional purchases in the open market, privately negotiated transactions, by tender offer or otherwise and they reserve the right to dispose of some or all of their holdings of BJC common stock in the open market or in privately negotiated transactions to third parties or otherwise.

      On November 15, 1994, Registrants were informed by the Federal Trade Commission that they received early termination of the waiting period under the HSR Act with respect to Registrants' filing regarding the Issuer's Shares. As a result, Registrants became authorized to cross the 25% threshold, as such concept is defined in the HSR Act.


Item 5.   Interest in Securities of the Issuer


          Item 5(a) is hereby amended to add the following:


          As of the close of business on November 15, 1994, Registrants may be deemed to beneficially own in the aggregate 1,478,950 Shares, representing approximately 8.1% of the Issuer's outstanding Shares (based upon the number of Shares reported to be outstanding in the Issuer's Form 10-Q for the quarter ended September 30, 1994). Registrants have direct beneficial ownership of Shares as follows:


                    NUMBER OF           APPROXIMATE PERCENTAGE OF
NAME                SHARES              OUTSTANDING SHARES

Chelonian           295,800             1.6%

Riverdale           1,183,150           6.5%



          Mr. Icahn (by virtue of his relationships to the other Registrants, as disclosed in Item 2) may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares which each of Chelonian and Riverdale directly beneficially own. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

          Each of Unicorn (by virtue of its position as sole shareholder of Chelonian), ACF (by virtue of its position as sole shareholder of Unicorn), Holding (by virtue of its position as sole shareholder of ACF), Highcrest (by virtue of its position as sole stockholder of Holding) and IHC (by virtue of its position as controlling stockholder of Highcrest) may be deemed to beneficially own the Shares which Chelonian directly beneficially owns. Each of Unicorn, ACF, Holding, Highcrest and IHC disclaims beneficial ownership of such Shares for all other purposes.

          To the best of Registrants' knowledge, except as set forth herein, neither the directors nor the executive officers of the Registrants beneficially own any Shares.


          Item 5(c) is hereby amended to add the following:


          The following table sets forth all transactions with respect to Shares effected since the most recent filing on Schedule 13D by each of the persons named in Item 5(a) above. Each transaction set forth below reflects an open market purchase effected on the New York Stock Exchange.


                    PRICE PER      RIVERDALE
TRADE DATE          SHARE ($)      SHARES
11/15/94            17.125         10,500

11/15/94            17.375         231,300

11/15/94            17.500         36,000


                           SIGNATURES

               After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value
$.10 per share, of The Western Company of North America, a Delaware corporation, is true, complete and correct.


Dated: November 15, 1994

                                   ICAHN HOLDING CORPORATION
                                   HIGHCREST INVESTORS CORP.
                                   ACF INDUSTRIES HOLDING CORP.
                                   ACF INDUSTRIES, INCORPORATED



                                   /s/ Carl C. Icahn
                                   all by Carl C. Icahn




                                   /s/ Carl C. Icahn
                                   Carl C. Icahn


                                   RIVERDALE INVESTORS CORP., INC.
                                   UNICORN ASSOCIATES CORPORATION
                                   CHELONIAN CORP.


                                   By:  /s/ Gail Golden
                                        Gail Golden
                                   Its: Vice President





        [Signature Page of Schedule 13D with respect to The Western Company of North America]